Filed by Willis Group Holdings Limited pursuant
to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended.
Subject Company: Hilb Rogal & Hobbs Company
Subject Company’s Commission File No.: 000-15981
Associate Road Show
The following is a presentation by Willis Group Holdings Limited to associates of Hilb Rogal & Hobbs Company:
Willis and HRH
The Best of Both Worlds

Transaction Rationale
Willis-HRH combination is strategically and financially compelling
Complementary geographic footprint doubles Willis’s
North America revenues
More than doubles Willis’s North America revenues in
high potential Employee Benefits and Personal Lines
Creates excellent revenue balance of 45% NA and
55% International
Adds depth and breadth to other key practice areas
Strengthens Willis’s middle market leadership and
small commercial growth strategy
• Willis average account size = $48,000

Deal Terms The numbers… • $2.1 billion • $46/share • 50% stock, 50% cash

Willis and HRH: A Cultural Fit
Here’s what we share:
• Passion for client service
• Commitment to serving clients locally –
with global resources (Glocal)
• Performance-driven culture
• Energy and enthusiasm

Willis Re
Global Specialties
• Aerospace
• Energy
• Construction
• Marine
• Financial Institutions
• Executive Risk
Niche Specialties
Willis Global Franchise Services and Clients
Founded in 1828, Willis is the world’s
oldest insurance broker
$2.6 billion 2007 Revenues
More than 300 offices in over 100
countries, including affiliated members
Approximately 16,000 Associates,
including Gras Savoye
Business segments:
• Global (31%) – includes Global
Specialties & Reinsurance
• North America (30%) – Provides
Risk Management, Insurance
Brokerage, Related Risk Services,
Employee Benefits Brokerage and
Consulting
• International (39%) – Serves retail
clients in 100+ countries worldwide
Willis Overview
Employee
Benefits
10%
Commercial
P&C
74%
Willis Re
15%
Personal
lines
1%
2007 Total Revenues: $2,578 million
2007 Revenue by Product
Retail Services
• Risk Management
• Insurance Brokerage
• Related Risk Services
• Employee Benefits Brokerage
and Consulting

Willis + HRH = Value Gap
More geographic presence
• Willis =  70, HRH = 140 locations in North America
More talent
• 1,100 Producers and Client Advocates
More intellectual capital
• 20+ industry practices
• 400+ practice (product/industry/segment) Associates
• 500+ claims and risk control experts
More solutions
• MGA, Insurance Noodle, Programs
More market presence – deals and claims
• $45 billion in premiums placed globally
More tools / analytics
• Willis Online, Willis Quality Index, Willis Re Analytics,
Willis Research Network, WISDOM, Enterprise Risk,
Employee Benefits

A Wealth of Resources
Construction
Environmental
Complex Property
Energy
Aerospace
Healthcare
Executive Risk
Marine
Real Estate
Retail
Bloodstock
Fine Art
Gaming
International
Food & Drink
Employee Benefits
Leisure
Enterprise Risk
Life Sciences
Programs
Captives
MGA
Financial Institutions
Utilities
Mining & Metals
Personal Lines
Pulp & Paper
Reinsurance
M&A
Sports & Entertainment
Insurance Noodle
Pooling
Political Risk
Kidnap & Ransom
Technology
Cyber
Terrorism

Did You Know?
Willis was the broker for the
Lunar Roving Vehicle, or “Moon
Buggy”
Willis was the broker for the first
commercial service of the
Boeing 747 aircraft (Singapore
Airlines)
Willis was the bloodstock broker
for all of the horses in this year’s
Belmont Stakes
Willis is the broker for Yankee
Stadium, Manchester United
and the New York Mets
Willis Marine insured the Titanic
Willis was the reinsurance
broker for the ill-fated
Hindenburg Zeppelin
Willis placed insurance for the
safe confinement structure of
the damaged Chernobyl
Nuclear Power Plant reactor
Willis is the gaming broker for
Steve Wynn’s casinos
Willis is the broker for China’s
Three Gorges Dam
14 Willis brokers were named
2008 Power Brokers by Risk &
Insurance magazine

Did You Know?
HRH places insurance for every
GM car from factory to dealer
HRH is the executive risk broker
for GE
HRH is the insurance broker for
Williams-Sonoma, Ralph Lauren,
Lord & Taylor and The Gap
HRH is the broker for LL Bean
HRH is the broker on the “Big Dig”
– Boston
HRH is property broker for Calpine
Energy, Northwestern Mutual,
Mass Turnpike Authority and
Coca-Cola Enterprises
HRH is the insurance broker for the
NBA, Major League Baseball and
the Arena Football League
HRH handles employee benefits for
80% of the county sheriffs in Florida
HRH is the broker for the Boston
Symphony Orchestra and 50+ other
orchestras – endorsed by League of
American Orchestras
7 HRH brokers were named 2008
Power Brokers by Risk & Insurance
magazine

10 WSH HRH London Bermuda Capital Access Willis 70 + HRH 140 Willis 70 + HRH 140 Complementary Geographic Fit

Pro Forma Combined North American Retail Revenue By State
22.5
58.9
36.4
89.4
112.4
22.9
19.9
49.5
29.6
24.6
71.6
46.9
31.8
68.4
36.6
Maryland New York Mass Texas Florida
Willis Combined HRH
65
124.7
59.7

48
34.9
41.5
102.3
60.8
39.4
72.9
33.5
16.9
89.7
72.8
California Ohio Illinois Pennsylvania New Jersey

NORTH AMERICA TOP TRADING MARKETS
Market Area Top 3
New York YES
Chicago YES #1!
New Jersey YES
Los Angeles YES
Phoenix YES #1!
Boston YES
Philadelphia YES #1!
San Francisco Top 5
Baltimore/DC YES
Milwaukee YES #1!
Denver YES
Alabama YES #1!
Minneapolis YES #1!
Atlanta YES
Tennessee YES #1!
Texas Top 5
Florida YES
Detroit YES

West
$192M
Atlantic
$126M
Southeast
$179M
Midwest
$197M
South Central
$132M
New Jersey
$90M
Northeast
$86M
New York
$121M
Canada
$20M
Willis – HRH
•$1.3B Total Revenue
(2007)
•10 Regions
Great Lakes
$151M
Our Combined North America Retail Presence

Employee
Benefits
22%
Personal
Lines
2%
Commercial
P&C
76%
Willis
Pro Forma Combined Business Lines – North America
HRH
Pro Forma
2007 Total Revenues: $744 million
2007 Total Revenues: $725 million
2007 Total Revenues: $1,469 million
Employee
Benefits
22%
Wholesale
6%
Personal
Lines
7%
Commercial
P&C
65%
Personal
Lines
4%
Wholesale
3%
Employee
Benefits
21%
Commercial
P&C
72%

Willis
Pro Forma Combined Business Lines – Global
HRH
2007 Total Revenues: $2,578 million
2007 Total Revenues: $800 million
2007 Total Revenues: $3,378 million
Personal
Lines
2%
Wholesale
2%
Reinsurance
12%
Employee
Benefits
13%
Commercial
P&C
71%
Pro Forma
Employee
Benefits
10%
Personal
Lines
1%
Willis Re
15%
Commercial
P&C
74%
Personal
Lines
6%
Employee
Benefits
21%
Reinsurance
1%
Wholesale
9%
Commercial
P&C
63%

Where We Rank Together
Source: Business Insurance Annual Insurance Broker Survey, July 2007
Revenues generated by U.S. clients
Source: Company reports (overall revenue)
2006 Brokerage 2007 Brokerage
Rank Company Revenues Rank Company Revenues
1 Marsh & McLennan $5,342 1 Marsh & McLennan $11,350
2 Aon 2,751 2 Aon 7,471
Willis / HRH (PF) 1,783 Willis / HRH (PF) 3,378
3 A.J. Gallagher 1,251 3 Willis Group Holdings Ltd. 2,578
4 Willis Group Holdings Ltd. 1,100 4 A.J. Gallagher 1,623
5 Wells Fargo Insurance Services Inc. 1,009 5 Wells Fargo 1,530
6 Brown & Brown Inc. 865 6 Brown & Brown 960
7 BB&T Insurance Services Inc. 842 7 Jardine Lloyd Thompson 940
8 Hilb Rogal & Hobbs Co. 683 8 BB&T Insurance Services Inc. 853
9 USI Holdings Crop. 546 9 Hilb Rogal & Hobbs Co. 800
10 Lockton Cos. L.L.C. 453 10 Lockton Cos. L.L.C. 667
Global Broker Rankings U.S. Broker Rankings

U.S. Insurance Brokerage Industry - 1990
270 10. CE Heath
270 9.   Jardine
320 8.   Minet (AOC)
330 7.   Aon
360
6.   Frank B. Hall (AOC)
730
5.   Johnson & Higgins (MMC)
1,080
4.   Willis
1,080 3.   Sedgwick (MMC)
1,140 2.   Alex. & Alex. (AOC)
$1,540 1.   Marsh
Revenues 1990 Rank

North American Leadership Going Forward
Office of the Chairman
• Don
Bailey,
Chairman & CEO
• Mike
Crowley,
President
• Mell
Vaughan,
Vice Chairman, Willis Group Holdings
Vic
Krauze,
Chief Operating Officer
Derek
Smyth,
Chief Financial Officer
Joe
Gunn,
Chief Growth Officer

Shaping our Future – Good to Great
1. Client and
Growth
2. Solutions and
Markets
3. Platform
Development
Stock buybacks
Dividend policy
Increased leverage
Increased ratings
4. Financial
Management
Client Segmentation:
- Global
Corporate
- Corporate
- Commercial
- Private Client
- Employee
Benefits
- Willis Re
Client Profitability
Sales and retention
Client Advocacy
Branding
Specialist expertise:
• Many industries
covered
• Targeted growth
areas:
- Analytics
- Employee
Benefits
- Energy
- Construction
Shaping our Future
Marketing
• Global markets
• Willis Quality
Index®
Shaping Our Future:
• London
• Retail
• Corporate
Technology
• Client service
platform: WCP
• Willis On-line
Developed core
service hubs:
• Ipswich
• Nashville
• Mumbai
Employer of Choice

Willis and HRH Together
A change-agent
Always challenging the status quo
Sees the old ways of doing things as not good enough
Leverages its highly skilled global team and relationships with the markets
Delivers the latest and most insightful client solutions
Most progressive partner
Committed to changing the industry
BRAND PLATFORM:  THE CHALLENGER

Pro Forma Combined Financial Goals $2.43 $4.05- $4.15 $3.15- $3.25 $2.85 $2.95 $2.77 $2.25 $1.90 2004 2005 2006 2007 2008E 2009E 2010E Adjusted EPS

What Success Looks Like
One Vision, One Culture, One Flag
Fully Integrated, High-Performing Organization
Best Talent In The Industry
Greater Career Opportunities For All
Accelerated Growth Momentum
Stronger Value Proposition For Clients
Become The Broker That Clients Dream Of

The Best of Both Worlds 23

Topics Of Interest
Contingents
Supplemental Compensation
Producer Compensation
• Certainty at least through 2009
• Maintain pay-out thresholds
Wholesaler
Small Commercial
London
Integration Plan
Systems
Real Estate

FORWARD LOOKING STATEMENTS
This communication may contain forward-looking information regarding Willis Group Holdings Limited (“Willis”)
and Hilb Rogal & Hobbs (“HRH”) and the combined company after the completion of the transaction that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities
Litigation Reform Act of 1995. These statements include, but are not limited to, the potential benefits of the business combination transaction involving Willis and HRH, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of Willis’s and
HRH’s management that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, regulatory and other approvals on the proposed terms and schedule, the proposed transaction may not be consummated on the proposed terms and schedule, uncertainty of the expected financial performance of Willis following completion of the proposed transaction, Willis may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected, the integration of HRH with Willis’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected, general industry and market conditions, general domestic and international economic conditions and governmental laws and regulations affecting domestic and foreign operations.
For more information regarding other related risks, see Item 1A of Willis’s Annual Report on Form 10-K for the
fiscal year ended December 31, 2007, and Item 1A of HRH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and similar sections of each company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the Federal securities laws, Willis and HRH undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this communication.

IMPORTANT MERGER INFORMATION
In connection with the proposed transaction, Willis and HRH intend to file relevant materials with the Securities and Exchange Commission (“SEC”). Willis will file with the SEC a Registration Statement on Form S-4 that includes a proxy statement of HRH that also constitutes a prospectus of Willis. HRH will mail the proxy statement/prospectus to its shareholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Willis and HRH without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. You may also obtain these documents, free of charge, from Willis’s website (www.willis.com)
under the tab “Investor Relations”
and then under the heading “Financial Reporting”
then under the item “SEC
Filings.”
You may also obtain these documents, free of charge, from HRH’s website (www.hrh.com) under the heading “Investor Relations”
and then under the tab “ SEC Filings.”
Willis, HRH and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from HRH shareholders in connection with the proposed transaction.
Information about Willis’s directors and executive officers is available in Willis’s proxy statement, dated March
17, 2008. Information about HRH’ directors and executive officers is available in HRH’ proxy statement, dated
March 31, 2008. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus, meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

The Best of Both Worlds